Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

April 20, 2022

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

WRL Series Life Account

Form N-6 Registration Statements (File No. 333-249150)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on April 19, 2022 with respect to the above-referenced filings for WRL Series Life Account of Transamerica Life Insurance Company (“TLIC”) relating to the Transamerica Freedom Elite Builder II.

For your convenience, I have restated those comments below, and followed each comment with our response.

I. Freedom Elite Builder II Prospectus

Comment 1: Per prior Comment 12 –“Premium Expense charge: “For Policies applied for on or after September 22, 2008: Discuss the premium expense charge for policies issued before September 22, 2008”. Please provide a disclosure similar to the one on page 38 for policies issued on or after September 22, 2008.

Response: Disclosure was revised with the addition of a footnote regarding a Puerto Rico variation. The disclosure otherwise applies to both time periods. Please see attached.

Comment 2: Page 78- Optional Benefit Examples. Please consider moving the examples to the end of the description of each optional benefit.

Response: Disclosure was revised. Please see attached.

If you have any questions regarding these responses, please contact Arthur Woods at (800)797-2643 or art.woods@transamerica.com. I appreciate your assistance with this filing.

Sincerely,

/s/ Arthur D. Woods

Arthur D. Woods

Assistant General Counsel

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